August 13, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mr. Duc Dang, Attorney-Advisor

Re:	Lightstone Value Plus Real Estate Investment Trust II, Inc. Registration Statement on Form S-11 File No. 333-177753

Dear Mr. Dang:

Reference is made to the Acceleration Request (the “Acceleration Request”) submitted to the Securities and Exchange Commission (the “Commission”) by Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”) on August 7, 2012, relating to the above-referenced Registration Statement on Form S-11 (the “Registration Statement”).  The Company hereby applies to the Commission for the withdrawal of the Acceleration Request, effective as of the date of this application or as soon as practicable thereafter.

If you have questions or require additional information, please do not hesitate to contact the Company’s counsel, Peter M. Fass, at (212) 969-3445.

Very truly yours,

LIGHTSTONE VALUE PLUS REAL ESTATE

INVESTMENT TRUST II, INC.

By: /s/ David Lichtenstein

Name: David Lichtenstein

Title: Chief Executive Officer